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                                                          SEC FILE NUMBER
                                                              0-27862
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                                                           CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

               For Period      December 31, 2004
               Ended:       ----------------------------------------------------

               |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR For the Transition Period Ended:
                             ---------------------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Natural Gas Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable

820 Gessner Street, Suite 1340
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77024
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 |X| | (a)  The reason described in reasonable detail in Part III of this
     |      form could not be eliminated without unreasonable effort or expense
 |X| | (b)  The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
     |      portion thereof, will be filed on or before the
     |      fifteenth calendar day following the prescribed due date; or the
     |      subject quarterly report or transition report on Form 10-Q, or
     |      portion thereof, will be filed on or before the fifth calendar day
     |      following the prescribed due date; and
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

         The Company was unable to obtain the necessary information to complete the preparation of its Form 10-QSB. Accordingly, the reviews by the Company's independent auditors and the certifying officers have been delayed. As a result, the Company is unable to file its 10-QSB within the prescribed time period without unreasonable effort or expense.

SEC 1344 (07-03)  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Sterling McDonald                    (713)              935-0122
     ---------------------------------------------------------------------------
              (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting total revenue of approximately $365,000, total expenses of approximately $800,000, and a net loss of approximately $435,000 for the three months ended December 31, 2004. This compares to total revenue of $24,000, total expenses of $361,000 and a net loss of $337,000 for the period from September 23, 2003 (inception) to December 31, 2004. The principal reason for these changes is our costs of being a public company more than offset the higher net income from operations we experienced from increased petroleum production and prices.

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                            NATURAL GAS SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 15, 2005               By  /s/ Sterling McDonald
      -----------------               ------------------------------------------
                                      Sterling McDonald, Chief Financial Officer